EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

In the first quarter of 2011, Equal continued to work on enhancing shareholder value through active operations in the field, delivering progress on our legal proceedings in Oklahoma and making tangible improvements to our balance sheet.

Highlights in the quarter included:
•	the official termination of our farm-out agreement with our former joint venture participant in Oklahoma, freeing us to develop our Hunton liquids-rich natural gas resource play on our own terms;
•	a return to our drilling program in our Hunton play in Oklahoma;
•	an active drilling program in Canada which included a total of eight wells drilled or initiated by quarter end and delivered an 88% success rate;
•	the re-financing of our $80 million convertible debt originally due December 2011;
•	initial work on a new Mississippian light oil play in Oklahoma; and
•
ongoing negotiations around a settlement with our former joint venture participant in Oklahoma, which culminated in our offer on April 25 to purchase the assets owned by our bankrupt partner. The offer was approved by the U.S. Bankruptcy Court in Delaware on May 17 allowing us to reverse liabilities recorded at December 31, 2010 related to an earlier judgment.

Our production volume averaged 8,649 boe per day for Q1 2011, up marginally from the final quarter of 2010 and approximately 100 boe per day behind our production expectations for Q1. This shortfall is due to delays in getting wells on stream during Q4 2010 and into Q1. We hired an experienced drilling and completions manager early in 2011 to help address our well spud to on-stream cycle time and I am pleased to report a significant reduction in cycle time for the wells that were commenced after February 2010.

Going forward, we are anticipating steady value growth as we continue to drill in both Alberta and Oklahoma. With the successful acquisition of Petroflow’s Hunton assets by July 1, 2011, Equal will have the benefit of additional cash flow and production in the second half of 2011 enabling us to expand our drilling program later in the year.

During Q1 2011 we drilled six wells in our Alliance Viking play, all successful, of which four were on stream by the end of the quarter. One well was drilled and one drilling at the end of the quarter in our Lochend Cardium play. Early results for both Cardium wells look encouraging.  All of the Viking and Cardium wells were on production by the second week of May.

Both of these light oil resource plays continue to meet or exceed our expectations and we are looking forward to returning to our drilling program in Alberta after spring break up. We commenced drilling operations of our first Oklahoma Hunton well in late March and plan to be continuously drilling in Oklahoma on this prolific, liquids-rich natural gas play.

Equal Energy is inventory-rich. Our two light oil resource plays in Canada provide exceptional cash flow, especially with current oil prices. Our liquids-rich, natural gas play in Oklahoma is highly economic, even with natural gas prices at current levels, and delivers strong production and reserve performance with each well drilled.

A new and exciting development in Oklahoma is the emergence of a Mississippian light oil play in Grant and Alfalfa counties, where we have an existing, sizeable land position. Industry competitors have become increasingly active close to our lands using horizontal well and multi-stage frac technology to exploit this oil play. We are familiar with this play and are in the process of mapping the Mississippian on our lands for potential drilling locations.

We plan to hold our capital spending levels close to cash flow during 2011 as we continue to maintain fiscal discipline. We’ve worked hard to achieve the financial flexibility we now have and would like to see our debt ratios improve further as we move forward.

With the planned acquisition of our former partner’s assets in Oklahoma adding to cash flow and our US legal issues finally behind us, we are looking forward to growing Equal and enhancing shareholder value as a dynamic exploration and production company based around focused management, an active drilling program and efficient operations. Equal’s asset base provides years of drilling inventory and the future for Equal looks bright.

As always, I’d like to acknowledge the continued hard work of my colleagues at Equal, the guidance of our board of directors, and the ongoing support of Equal’s shareholders.

Sincerely,
Signed “Don Klapko”

President and Chief Executive Officer
May 19, 2011

Q1 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three months ended March 31, 2011.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Company for the year ended December 31, 2010 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the three-month period ended March 31, 2011.  All amounts are stated in Canadian dollars and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  This commentary is based on information available to, and is dated, May 19, 2011.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful indicator of performance than cash provided by operating activities as determined in accordance with IFRS.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under credit facility, anticipated outcomes from legal proceedings, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Equal Energy Ltd. is a value oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB.A and EQU.DB.B).

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 57% crude oil and natural gas liquids (“NGL”) and 43% natural gas.

	Three months ended March 31
Q1 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	35,078	39,053	(10%)
Funds from operations (1)	11,580	14,543	(20%)
Per share – basic and diluted (2) (3) ($)	0.42	0.67	(37%)
Loss	(3,382)	(3,705)	(9%)
Per share – basic and diluted (2) (3) ($)	(0.12)	(0.17)	(29%)
Total assets	386,376	417,082
Working capital (deficit) including long-term debt (4)	(72,791)	(51,311)
Convertible debentures	80,336	119,660
Shareholders’ equity	165,337	(508,342)
SHARES OUTSTANDING
Shares outstanding – basic and diluted (2) (3) (000s)	27,724	21,712
Shares outstanding at period end (3) (000s)	27,733	21,388
OPERATIONS
Average daily production
Oil (bbls per day)	2,567	2,477	4%
NGL (bbls per day)	2,324	2,422	(4%)
Gas (mcf per day)	22,545	27,647	(18%)
Total (boe per day)	8,649	9,507	(9%)
Average sales price
Oil ($ per bbl)	75.40	73.57	2%
NGL ($ per bbl)	47.52	46.56	2%
Gas ($ per mcf)	3.80	5.03	(24%)
Cash flow netback (1) ($ per boe)
Revenue (5)	45.06	45.65	(1%)
Royalties	9.33	10.05	(7%)
Production expenses	11.37	10.08	13%
Transportation expenses	0.56	0.68	(18%)
Operating netback	23.80	24.84	(4%)
General and administrative	5.46	4.31	27%
Cash interest expense	3.83	3.02	27%
Other cash costs (6)	(0.37)	0.51	(173%)
Cash flow netback	14.88	17.00	(12%)
(1)	Funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 10 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)
Working capital (deficit) including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding deferred revenues and unrealized gains and losses on commodity contracts.

(5)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(6)                                              Other cash costs include realized foreign exchange gains and losses.

Q1 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2011	2010				2009 (Previous GAAP)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues including realized hedging	35,078	34,704	34,267	35,689	39,053	37,055	30,354	31,208
Funds from operations	11,580	9,338	11,402	11,357	14,543	11,803	8,366	8,561
Income/(loss) before taxes	(6,205)	(35,510)	(3,846)	(2,968)	2,009	(8,930)	(13,259)	(23,823)
Income/(loss)	(3,382)	(38,556)	(3,111)	2,720	(3,705)	(8,939)	(9,462)	(14,383)
Income/(loss) per share – basic and diluted (1) ($)	(0.12)	(1.39)	(0.11)	0.12	(0.17)	(0.42)	(0.45)	(0.69)
(1) Restated to reflect the three for one exchange of trust units for common shares.

During Q4 2009 and Q1 2010, revenues including realized hedging and funds from operations were higher than the other quarters due to the realized gains from the commodity contracts in place.  During Q2 2009 and Q3 2009, low natural gas prices led to lower revenues before mark-to-market adjustments, lower funds from operations and higher losses compared to the other quarters.  During Q4 2010 funds from operations were lower due to legal fees relating to claims made by a joint venture participant in Oklahoma and the higher loss was due to an impairment in property, plant and equipment.

OVERALL PERFORMANCE

Average production decreased by 9% in Q1 2011 to 8,649 boe per day when compared to Q1 2010 production of 9,507 boe per day.  The decline in average production was due primarily to natural decline rates for Equal’s wells, the disposition of non-core sour gas assets and delays in the Q4 2010 and Q1 2011 drilling and completion activities in Canada which were partially offset by drilling, well optimization projects and minor acquisitions.

Overall, oil prices received in Q1 2011 increased 2% to $75.40 per barrel compared to $73.57 per barrel in Q1 2010.  NGL prices received in Q1 2011 also increased 2% to $47.52 per bbl compared to $46.56 per bbl in Q1 2010.  Natural gas prices received in Q1 2011 decreased 24% to $3.80 per mcf from $5.03 per mcf in Q1 2010.  Production expenses in Q1 2011 increased 13% to $11.37 per boe compared to $10.08 per boe in Q1 2010 due to increasing industry costs.

G&A expenses in Q1 2011 increased 27% to $5.46 per boe from $4.31 per boe in Q1 2010 which primarily relates to legal fees related to claims against Equal made by a joint venture participant in Oklahoma which have been tentatively resolved through a settlement agreement in the first half of 2011.  Cash interest expense increased 27% on a per boe basis to $3.83 per boe in Q1 2011 compared to $3.02 per boe in Q1 2010 mainly due to the lower production in Q1 2011, less interest income which is netted against interest expense and additional convertible debenture interest due to the issue of new convertible debentures before the redemption of existing debentures.

The overall result was that funds from operations in Q1 2011 decreased 20% to $11.6 million compared to $14.5 million in Q1 2010.  The decrease in funds from operations is mainly due to the decreased production of natural gas, decrease in prices for natural gas and increased G&A due to legal fees.  The loss in Q1 2011 decreased to $3.4 million compared to a loss of $3.7 million in Q1 2010.

During Q1 2011, Equal redeemed $80.2 million in outstanding face value of 8% convertible debentures by issuing $45.0 million in 6.75% convertible debentures and drawing upon the credit facility for the remaining balance.  The redemption of the 8% convertible debentures, which were to mature at the end of 2011, has provided Equal greater financial flexibility by increasing the overall term structure of the Company’s debt and lower interest costs.

SALES VOLUMES

Production
	Three months ended March 31
	2011	2010	Change
Daily sales volumes – average
Oil (bbls per day)	2,567	2,477	4%
NGL (bbls per day)	2,324	2,422	(4%)
Natural gas (mcf per day)	22,545	27,647	(18%)
Total (boe per day)	8,649	9,507	(9%)

Sales volumes mix by product
Oil	30%	26%
NGL	27%	25%
Natural gas	43%	49%
	100%	100%

Average production for Q1 2011 decreased 9% to 8,649 boe per day compared to 9,507 boe per day in Q1 2010 due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates for Equal’s wells which were partially offset by the drilling, well optimization projects and minor acquisitions.  Delays were also experienced in drilling and completing wells in Q4 2010 and Q1 2011 in Canada due to high levels of industry activity and poor weather.  The Canadian operations have added a drilling and completions expert to its management team in Q1 2011 as drilling activity has ramped up.  Q1 2011 production remained relatively flat compared to Q4 2010 production of 8,629 boe per day.

Average production during Q1 2011 consisted of 2,567 boe per day of oil, 2,324 boe per day of NGL and 22,545 mcf per day of natural gas, resulting in a mix of 30% oil, 27% NGL and 43% natural gas compared to 26% oil, 25% NGL and 49% natural gas in Q1 2010.  The Company’s natural gas divestitures and de-emphasis on its Canadian gas exploitation has resulted in a more liquids dominated portfolio.

Production in 2011 was expected to be consistent with 2010 at approximately 9,000 boe per day.  Taking into consideration the acquisition of the Petroflow assets effective July 1, 2011, the Company expects average production between 10,000 and 11,000 boe per day in 2011.  At July 1, 2011, the Company expects its running production rate to be approximately 11,800 boe per day.

For the three months ended March 31, 2011, Equal drilled the following 8 (6.8 net) wells with an 88% success rate:
•	6 (4.8 net) Alliance horizontal oil wells;
•	1 (1.0 net) Cardium horizontal oil wells; and
•	1 (1.0 net) dry hole located in Saskatchewan.

Production by Geographic Area
	Three months ended March 31, 2011
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	2,298	64%	269	5%	2,567	30%
NGL (bbls per day)	63	2%	2,261	45%	2,324	27%
Natural gas (mcf per day)	7,323	34%	15,222	50%	22,545	43%
Total (boe per day)	3,582	100%	5,067	100%	8,649	100%

Canadian Operations

In Q1 2011, production in Canada of 3,582 boe per day was down 18% compared to 4,394 boe per day during the Q1 2010.  The decrease is due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates primarily in natural gas.  Delays in drilling and completions in Q4 2010 and Q1 2011 due to poor weather and high levels of industry activity resulted in lower average oil rates than anticipated.  Q1 2011 production was consistent with Q4 2010 production of 3,557 boe per day.

U.S. Operations

In Q1 2011, production in the United States of 5,067 boe per day was consistent with 5,113 boe per day during Q1 2010.  The natural decline rates on Equal’s wells were offset by acquisitions, a new well drilled during Q4 2010 and a Q4 2010 reactivation and workover program.  Q1 2011 production was almost unchanged compared to Q4 2010 production of 5,072 boe per day.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended March 31
	2011	2010	Change
WTI (US$ per bbl)	94.10	78.72	20%
Average exchange rate: US$ to Cdn$1.00	1.01	0.96	5%
WTI (Cdn$ per bbl)	93.16	81.87	14%
Edmonton Light	87.15	80.07	9%
Propane, Conway, KS (US$/bbl)	54.35	51.70	5%
NYMEX (US$ per mmbtu)	4.14	5.38	(23%)
NYMEX (US$ per mcf) (1)	4.28	5.57	(23%)
AECO daily index (Cdn$ per GJ)	3.56	4.69	(24%)
AECO daily index (Cdn$ per mcf) (2)	3.63	4.78	(24%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q1 2011 increased 20% to an average of US$94.10 per bbl WTI from US$78.72 per bbl WTI in Q1 2010.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$1.01 per Canadian dollar during Q1 2011 compared to US$0.96 per Canadian dollar during Q1 2010.

Benchmark propane prices for Q1 2011 increased 5% to an average of US$54.35 per bbl from US$51.74 per bbl in Q1 2010.

Benchmark natural gas prices for Q1 2011 on the NYMEX decreased 23% to an average of US$4.14 per mmbtu from US$5.38 per mmbtu in Q1 2010.  In Canada, AECO pricing decreased 24% averaging $3.56 per GJ during Q1 2011 compared to $4.69 during Q1 2010.

Average Commodity Prices Received
	Three months ended March 31
	2011	2010	Change
Oil (1) (Cdn$ per bbl)	75.65	72.19	5%
Oil commodity contract settlements (Cdn$ per bbl)	(0.25)	1.38	(118%)
Combined oil (1) (Cdn$ per bbl)	75.40	73.57	2%
NGL (Cdn$ per bbl)	47.52	46.56	2%
Natural gas (Cdn$ per mcf)	3.71	5.00	(26%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.09	0.03	300%
Combined natural gas (Cdn$ per mcf)	3.80	5.03	(24%)
Total (2) (Cdn$ per boe)	45.06	45.65	(1%)
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

For the three months ended March 31, 2011, the average price received for oil by Equal, net of commodity contract settlements, increased 2% to $75.40 per bbl from $73.57 per bbl during the same period in 2010.  The average price received for NGLs for the three months ended March 31, 2011, increased 2% to $47.52 per bbl from $45.56 per bbl during the same period in 2010.  The impact of a significant rise in U.S. dollar denominated WTI crude oil and related NGLs was strongly muted by the strength of the Canadian dollar against the U.S. currency.  The average price received for natural gas for the three months ended March 31, 2011, net of commodity contract settlements, decreased 24% to $3.80 per mcf from $5.03 per mcf during the same period in 2010.

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended March 31
	2011	2010	Change
Oil revenues	17,480	16,093	9%
NGL revenues	9,939	10,146	(2%)
Natural gas revenues	7,530	12,441	(39%)
Realized gain on commodity contracts	129	373	(65%)
Revenues including realized hedging	35,078	39,053	(10%)
Unrealized mark-to-market gain (loss) on commodity contracts	(4,182)	3,711	(213%)
Revenues including commodity contracts	30,896	42,764	(28%)

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended March 31, 2011
	Canada	U.S.	Total
Oil revenues	15,323	2,157	17,480
NGL revenues	518	9,421	9,939
Natural gas revenues	2,518	5,012	7,530
Realized gain on commodity contracts	47	82	129
Revenues including realized hedging	18,406	16,672	35,078
Unrealized mark-to-market gain (loss) on commodity contracts	(4,027)	(155)	(4,182)
Revenues including commodity contracts	14,379	16,517	30,896

For the three months ended March 31, 2011, total oil and natural gas revenues before unrealized mark-to-market losses on commodity contracts decreased 10% percent to $35.1 million from $39.1 million during the same period in 2010 mainly due to lower natural gas prices and lower production.

Oil revenues for Q1 2011 increased 9% to $17.5 million compared to $16.1 million in Q1 2010 which was the result of a 4% increase in production volumes and a 2% increase in sales price received for oil.  NGL revenues for Q1 2011 decreased 2% to $9.9 million from $10.1 million when compared to Q1 2010.  Natural gas revenues for Q1 2011 decreased 39% to $7.5 million from $12.4 million when compared to Q1 2010 which was the result of an 18% decrease in production volumes and a 24% decrease in the sales price received for natural gas.

The realized gain on commodity contracts for Q1 2011 decreased 65% to $0.1 million compared to a gain of $0.4 million in Q1 2010 mainly due to higher Q1 2011 oil prices and lower volumes of gas production hedged compared to Q1 2010.  The unrealized mark-to-market loss on commodity contracts in Q1 2011 was to $4.2 million compared to a gain of $3.7 million during Q1 2010.  The unrealized mark-to-market loss on commodity contracts in Q1 2011 was mainly due to the increase in the price for oil.

For 2011 planning purposes, the Company uses US$80.00 per bbl for WTI, US$4.25 per mmbtu for NYMEX natural gas, $3.50 per mcf for AECO natural gas, an exchange rate of CAD$1.000:US$0.975 and a discount of 47% from US$ WTI for US NGL pricing.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the result of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.  Including the commodity contracts put in place after March 31, 2011, based on Q1 2011 average production, the Company has 34% of its natural gas and 55% of its oil hedged which is equivalent to 31% of its total production.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at March 31, 2011 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At March 31, 2011, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.75 (US$/mmbtu) (4.92 US$/mcf)	2,000 mmbtu (1,932 mcf)	February 1, 2011 – December 31, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.60 (US$/mmbtu) (4.76 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.83 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012

Fixed Basis Differential (1)	Gas Differential	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	98.40 ($/bbl)	200 bbl	April 1, 2011 – December 31, 2011
Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

As at March 31, 2011 the above commodity contracts had a net mark-to-market liability position of $4.9 million compared to a net liability balance of $0.8 million on December 31, 2010.  This change relates primarily to the increase in the price for oil during the quarter.

Equal entered into the following commodity contracts after March 31, 2011:

Type of contract	Commodity	Price	Volume per day (1)	Period
Collar	Oil	Floor 95.00 Ceiling 125.00 (US$/bbl)	200 bbl	May 1, 2011 – December 31, 2011
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  On an overall basis, royalties decreased in Q1 2011 compared to Q1 2010 due to lower revenues and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and Q1 2011.  As a percentage of revenue before mark-to-market adjustments, royalties were 21% for Q1 2011 compared to 22% for Q1 2010.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Royalties	7,264	8,603	(16%)
As a percentage of revenues before commodity contracts	21%	22%
Royalties per boe ($)	9.33	10.05	(7%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31, 2011
	Canada	U.S.
Royalties	3,237	4,027
As a percentage of revenues before commodity contracts	18%	24%
Royalties per boe ($)	10.04	8.83

During the three months ended March 31, 2011, royalties decreased 16% to $7.3 million from $8.6 million from the same period in 2010 primarily as a result of a 9% decrease in production and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and Q1 2011.  The horizontal oil wells are charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total measured depth.  Q1 2011 royalties increased 4% compared to Q4 2010 royalties of $7.0 million due to higher oil, NGL and natural gas revenues in Q1 2011.

During 2011, royalty rates as a percentage of revenues are expected to slightly decrease compared to 2010 due to the planned drilling of horizontal wells in Canada and the drilling of horizontal Hunton wells which receive a 6% production tax rebate for the first 48 months.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Production expense	8,851	8,621	3%
Production expense per boe ($)	11.37	10.08	13%

For the three months ended March 31, 2011, production expenses slightly increased 3% to $8.9 million from $8.6 million from the same period in 2010.  Production expense on a per boe basis increased 13% to $11.37 per boe in Q1 2011 compared to $10.08 per boe in Q1 2010 mainly due to the 9% decrease in production, an increase in power costs, additional snow plowing and removal costs and pump replacements.  Q1 2011 production expenses increased 7% compared to $10.67 per boe in Q4 2010 primarily due to an increase in electrical costs in Canada and well workover costs in Oklahoma.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended March 31, 2011
	Canada	U.S.
Production expenses	5,985	2,866
Production expenses per boe ($)	18.57	6.28

Canadian Operations

In Canada for the three months ended March 31, 2011, production expenses slightly decreased to $6.0 million compared to $6.2 million during the same period in 2010.  On a per boe basis, production expenses increased 18% to $18.57 per boe in Q1 2011 compared to $15.71 per boe in Q1 2010 mainly due to an 18% decrease in production and a spike in power costs of $1.10/boe or 7% due to market price increases for electricity in Alberta.   In addition, snow plowing and removal costs were higher than normal due to high snowfall in Alberta.  Q1 2011 production costs increased 7% compared to $17.32 per boe in Q4 2010 due to the spike in power costs of $1.21/boe or 7%.

U.S. Operations

In the U.S. for the three months ended March 31, 2011, production expenses increased by 19% to $2.9 million from $2.4 million and on a per boe basis they increased by 20% to $6.28 per boe versus $5.24 per boe during the same period in 2010.  The increase in production expenses is due to a greater number of pump replacements and an increase in rental equipment costs.  The Q1 2011 production expenses per boe increased by 5% compared to Q4 2010 production expenses of $6.00 per boe for the same reasons.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Transportation expense	433	578	(25%)
Transportation expense per boe ($)	0.56	0.68	(18%)

For the three months ended March 31, 2011, transportation costs decreased 18% to $0.56 per boe from $0.68 per boe in Q1 2010 and decreased 29% from $0.79 per boe in Q4 2010.  The decrease in transportation expense is due to the re-allocation of certain costs against revenues.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 15% in Q1 2011 compared to Q1 2010 on a total dollar basis and increased by 27% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Gross G&A expense	5,413	4,894	11%
Capitalized	(508)	(605)	(16%)
Recoveries	(651)	(600)	9%
G&A expense	4,254	3,689	15%
G&A expense per boe ($)	5.46	4.31	27%

For the three months ended March 31, 2011, G&A costs were $5.46 per boe compared to $4.31 per boe during the same period in 2010.  The increase in G&A is primarily due to legal fees related to court proceedings involving the bankruptcy of a former joint venture participant in Oklahoma which totalled $1.5 million ($1.92 per boe) during the quarter which were partially offset by cost reduction in other areas.  Q1 2011 G&A costs decreased by 32% compared to $6.3 million in Q4 2010 mainly due to reduced legal fees as certain disputes were resolved in Q1 2011.

Equal anticipates that the G&A costs will decrease on an overall and per boe basis since the legal proceedings with the joint venture participant have been tentatively resolved through a settlement agreement in the first half of 2011.

INTEREST EXPENSE

The cash portion of interest expense in Q1 2011 was $3.0 million which was comprised of interest on long-term debt of $0.5 million and interest on convertible debentures of $2.5 million.  The non-cash portion of interest expense in Q1 2011 was $0.2 million for the accretion of convertible debentures.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Cash interest expense on long-term debt	501	639	(22%)
Cash interest expense on convertible debentures	2,483	2,388	4%
Cash interest income	(2)	(440)	(99%)
Subtotal cash interest expense	2,982	2,587	15%
Non-cash amortization of premium on convertible debentures	(21)	-	100%
Non-cash accretion on convertible debentures	182	-	100%
Total interest expense	3,143	2,587	21%
Cash interest expense per boe on long-term debt ($)	0.64	0.75	(15%)
Cash interest expense per boe on convertible debentures ($)	3.19	2.79	14%
Cash interest income per boe ($)	0.00	(0.52)	(100%)
Total cash interest expense per boe ($)	3.83	3.02	27%

For the three months ended March 31, 2011, cash interest expense on long-term debt decreased 22% to $0.5 million from $0.6 million in Q1 2010 due to lower average debt levels and was consistent with $0.5 million in Q4 2010.

Equal’s long-term debt balance at March 31, 2011 was $80.0 million compared to $24.9 million at December 31, 2010.  The average interest rate on long-term debt for Q1 2011 was 4.70% and the rate as of May 19, 2011 is approximately 3.78%.

For the three months ended March 31, 2011, cash interest expense on convertible debentures increased 4% to $2.5 million compared to $2.4 million in Q1 2010 and Q4 2010 due to a one month overlap between the date of closing of the new $45.0 million 6.75% convertible debentures on February 9, 2011 and the redemption of the $80.2 million 8% convertible debentures on March 14, 2011.

Interest income for Q1 2011 was minimal compared to $0.4 million for the same period in 2010.  The decrease is due to uncertainty of the collectability of the interest component on a long-term receivable from a joint venture participant who filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in May 2010.  Due to this uncertainty, no interest income was accrued after May 2010 on amounts owing from the joint venture participant.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
Gross share-based compensation expense	438	1,677	(74%)
Capitalized	(21)	(120)	(83%)
Share-based compensation expense	417	1,557	(73%)
Share-based compensation expense per boe ($)	0.54	1.82	(70%)

For the three months ended March 31, 2011, non-cash share-based compensation expense was $0.4 million compared to $1.6 million for the same period in 2010 and $0.4 million in Q4 2010.  The Q1 2011 decrease in the share-based compensation compared to Q1 2010 is due to the lower number of restricted shares outstanding during the period.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2011	2010	Change
D&D	10,687	11,998	(11%)
D&D per boe ($)	13.73	14.02	(2%)

For the three months ended March 31, 2011, D&D expenses decreased 11% to $10.7 million compared to $12.0 million in Q1 2010.  The decrease in D&D expenses in Q1 2011 compared to Q1 2010 is mainly due to the 9% decrease in production.  D&D expenses on a per boe basis were relatively flat at $13.73 per boe during Q1 2011 compared to $14.02 per boe in Q1 2010.  Q1 2011 D&D expenses increased 8% compared to $9.9 million in Q4 2010 due to the increased capital spending during the quarter.

ACCRETION OF DECOMMISSIONING PROVISION

In Q1 2011, accretion of the decommissioning provision was $0.2 million which is consistent with Q1 2010.

GAIN/LOSS ON DISPOSAL OF ASSETS

In Q1 2011, there was a loss on disposal of minor assets of $0.2 million compared to a gain of $1.6 million in Q1 2010.  The gains and losses are due to the differences between the proceeds and net book value.

REDEMPTION PREMIUM ON CONVERTIBLE DEBENTURES

In Q1 2011, the 8% convertible debentures were redeemed at a prescribed redemption price of $102.50 which resulted in a redemption premium expense of $1.9 million.  There were no convertible debentures redeemed in Q1 2010.

FOREIGN EXCHANGE

In Q1 2011, there was a foreign exchange gain of $0.2 million compared to a gain of $1.0 million in Q1 2010.  In Q1 2010, Equal’s debt was denominated is U.S. currency which resulted in the $1.0 million gain on foreign exchange due to the strengthening of the Canadian dollar.

TAXES

In Q1 2011, the deferred income tax reduction was $2.9 million compared to the deferred income tax expense of $5.6 million in Q1 2010.  The Q1 2011 effective rate of the deferred income tax reduction is predominately due to the different tax jurisdictions where Equal operates.

LOSS

In Q1 2011, the loss was $3.4 million (loss of $0.12 per share) compared to a loss of $3.7 million (loss of $0.17 per share) in Q1 2010.  The decrease in the loss in Q1 2011 compared to Q1 2010 was mainly the result of a decrease in D&D and lower royalties partially offset by a decrease in the production of natural gas, lower natural gas prices received and the debenture redemption premium.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by IFRS and previous Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended March 31
	2011	2010
Loss	(3,382)	(3,705)
Share-based compensation	417	1,557
Depletion and depreciation	10,687	11,998
Non-cash interest on convertible debentures	161	-
Accretion of decommissioning provision	189	206
Unrealized commodity contracts (gain)/loss	4,182	(3,711)
(Gain)/loss on sale of disposal of assets	179	(1,555)
Redemption premium on convertible debentures	1,897	-
Revaluation of convertible debentures	-	4,896
Amortization of trust unit issue costs	-	600
Unrealized foreign exchange (gain)/loss	154	(1,367)
Deferred tax (reduction)/expense	(2,904)	5,624
Funds from operations	11,580	14,543
Total volume (mboe)	778	855
Cash flow netback (non-GAAP) ($ per boe)	14.88	17.00

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended March 31
	2011	2010
Cash provided by operating activities	6,021	8,372
Changes in non-cash working capital items	5,154	5,791
Decommissioning provision costs incurred	405	380
Funds from operations	11,580	14,543

In Q1 2011, funds from operations decreased by 20% to $11.6 million from $14.5 million in Q1 2010.  The decrease in funds from operations is primarily the result of legal fees related to the claims made against Equal by a joint venture participant in Oklahoma which totalled $1.5 million during the quarter, higher interest costs due to the period of overlapping debentures of $0.3 million, lower natural gas production and lower prices received for natural gas.

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2011	2010	Change
Property, plant and equipment expenditures	13,315	16,106	(17%)
Exploration and evaluation expenditures	9,507	4,372	117%
Amounts recovered under agreement	-	(3,116)	(100%)
Dispositions	(205)	(1,991)	(90%)
Total	22,617	15,371	47%

During Q1 2011, Equal’s net capital expenditures were $22.6 million, of which Equal spent $22.8 million in total capital expenditures and received $0.2 million from dispositions of non-core properties.

Expenditures in Canada for Q1 2011 totaled $20.7 million and dispositions totaled $0.2 million.  The major components of these expenditures include:
•	$17.0 million on wells, drilling and workovers;
•	$3.2 million facilities and other equipment maintenance;
•	$0.1 million on land and seismic acquisition; and
•	$0.4 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

Expenditures in the U.S. for Q1 2011 totaled $2.1 million.  The major components of these expenditures include:
•	$0.5 million related to wells, drilling and workovers;
•	$0.9 million on acquisitions of land for future development in Oklahoma;
•	$0.6 million on capital enhancements; and
•	$0.1 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

Equal’s near term drilling will be focused on light oil targets and liquids-rich gas targets.  Alberta-based Cardium and Viking resource plays have operating margins significantly higher than its current average Canadian production and will be pursued throughout 2011.  Liquids rich natural gas drilling commenced in March 2011 in Oklahoma.  Management expects to continuously drill in the Hunton with one rig for the balance of 2011.  With this focus on light oil and liquids rich natural gas, Equal expects its cash flow netback to improve over time.

During 2011, capital expenditures are expected to approximate funds from operations.  Equal operates all of its drilling and can dictate the pace and targets of its drilling programs, therefore, the Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period.

As of March 31, 2011, Equal has commitments for the following payments over the next five years:
Financial Instrument – Liability
(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Long-term debt (1)	-	80,025	-	-	80,025
Interest on long-term debt (2)	3,025	1,513	-	-	4,538
Convertible debentures (3)	-	39,580	-	-	39,580
Interest on convertible debentures (3)	4,474	4,671	3,038	6,075	18,258
Accounts payable & accrued liabilities	29,937	-	-	-	29,937
Commodity contracts	4,125	817	-	-	4,942
Office leases (4)	1,340	1,232	1,188	2,190	5,950
Vehicle and other operating leases	188	71	10	4	273
Total obligations	43,089	127,909	4,236	8,269	183,503
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.78% (the rate on March 31, 2011).
(3)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.
(4)  Future office lease commitments may be reduced by sublease recoveries totaling $0.5 million.

LIQUIDITY & CAPITAL RESOURCES

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

Also on February 9, 2011, Equal issued a redemption notice to fully redeem its outstanding 8% convertible debentures whereby the outstanding principal amount $79.9 million were redeemed on March 14, 2011.  The proceeds from the 6.75% convertible debentures, in addition to the credit facility, were used to redeem the outstanding 8% convertible debentures.  The issue of new 5-year convertible debentures and the redemption of the 8% convertible debentures which was due December 31, 2011 significantly extended the overall term of the Company’s outstanding debt.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2011.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2011 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.

Equal’s capital structure at March 31, 2011 is as follows:
	March 31, 2011		December 31, 2010
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	80,025	21%	24,865	8%
Working capital deficit (surplus)(1) excluding long-term debt	(7,234)	(2%)	11,878	3%
Working capital deficit (1) including long-term debt	72,791	19%	36,743	11%
Convertible debentures	80,336	21%	119,902	37%
Shares issued, at market (2)	221,862	60%	169,584	52%
Total capitalization	374,989	100%	326,229	100%
(1)	Working capital excludes deferred revenues and unrealized gains and losses on commodity contracts.
(2)	The market price of Equal’s shares on March 31, 2011 was $8.00 per share (December 31, 2010 – $6.12 per share).

Long-term Debt

Long-term debt is represented by the amounts drawn on the Bank Credit Facility.  At March 31, 2011, Equal’s long-term debt was $80.0 million, an increase of $55.1 million from $24.9 million at December 31, 2010.  The increase in long-term debt is mainly due to the use of the credit facility for a portion of the early redemption of the 8% convertible debentures.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $125.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	March 31, 2011	December 31, 2010
Interest coverage (1):
Cash flow over the prior four quarters	53,784	58,688
Interest expenses over the prior four quarters	12,005	12,048
Interest coverage ratio	4.48 : 1.00	4.87 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital at March 31, 2011 was $7.2 million compared to a working capital deficiency at December 31, 2010 of $11.9 million due to an increase of $15.8 million in working capital from a settlement agreement with JV Participant, an increase in cash of $2.8 million and a decrease in accounts payable of $1.4 million offset by a decrease in accounts receivable and prepaid expenses of $0.9 million.

	As at
Working Capital (in thousands of Canadian dollars)	March 31, 2011	December 31, 2010
Working capital (deficit) (1)	7,234	(11,878)
(1)	Working capital excludes deferred revenues and commodity contracts.

JV Participant

In January 2011, Equal and JV Participant agreed that a farm-out agreement between them was terminated effective prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  Future drilling on the Company’s extensive undeveloped Hunton acreage will be conducted without any further participation by the JV Participant.

In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion pending the outcome of settlement negotiation between Equal, JV Participant and JV Participant’s banks.

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal will acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and NAPCUS, and concomitantly settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011.

Convertible Debentures

As at March 31, 2011, Equal had $80.3 million of convertible debentures outstanding with a face value of $84.6 million.  During Q3 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.00% and 8.25% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.

During Q1 2011, all of the remaining 8% convertible debentures were redeemed and $68 thousand in face value of the 8.25% convertible debentures were cancelled pursuant to the normal course issuer bid.  Also during Q1 2011, Equal issued $45.0 million in face value of 6.75% convertible debentures with an exercise price of $9.00 per share.

The debentures have the following conversion prices:
•	EQU.DB.A – $20.40. Each $1,000 principal amount of EQU.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.
•	EQU.DB.B – $9.00. Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares. Mature on March 31, 2016.

As at March 31, 2011, Equal has issued capital of 27.7 million shares outstanding.  If all the outstanding convertible debentures were converted into shares at their respective conversion prices, a total of 34.7 million shares would be outstanding.

SUBSEQUENT EVENTS

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal will acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and NAPCUS, and concomitantly settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011.

In connection with the purchase and sale agreement with Petroflow, Equal announced a $50,347,500 bought deal financing of 6,850,000 Common Shares at a price of $7.35 per Common Share which closed on May 19, 2011.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	May 19, 2011	March 31, 2011	December 31, 2010
Shares	34,592,313	27,732,791	27,709,859
Share options	902,026	960,924	1,058,152
Restricted shares	434,731	463,249	507,759
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	-
8.0% Convertible debentures ($1,000 per debenture)	-	-	80,127
8.25% Convertible debentures ($1,000 per debenture)	39,580	39,580	39,648

OUTLOOK

Important milestones in the legal process resulting from the bankruptcy of the JV Participant were reached in Q1 2011 with the agreed termination of the farm out agreement with Equal’s JV participant and clarification around ownership and payment for the Hunton salt water infrastructure.  Equal is free to pursue the Hunton liquids rich natural gas plan in Oklahoma without a partner on an unrestricted basis.  In April 2011, the Company further announced that it had entered into a purchase and sale agreement to acquire Petroflow’s assets in Oklahoma and an agreement to settle all outstanding legal matters.  These events impart numerous benefits for the Company including i) elimination of financially burdensome legal proceedings and management distraction; ii) a financially and operationally accretive asset acquisition; iii) immediate balance sheet improvement by eliminating pending financial settlements with the former JV participant combined with improved financial ratios from the acquisition and common share financing and iv) additional cash flow from the assets in the second half of 2011 to pursue additional opportunities in the Company’s asset portfolio.

Capital spending in Canada will continue to focus on the light oil resource plays in the Viking and Cardium plays in Alberta which have strong economics and high netbacks.  A rig began drilling in the Hunton in late March 2011.  It is expected that this rig will drill continuously throughout the rest of 2011, adding three Hunton wells to what was originally budgeted for 2011.  The additional wells will be funded with increased cash flow from the acquisition.  Additional Hunton wells are also planned in Oklahoma to preserve lands in another area that has seen nearby drilling activity by large US independent E&P companies in a light oil Mississippian play using horizontal, multi-stage frac technology.  Equal has a significant land position on this play, both held by existing production and undeveloped land and has embarked on a strategy to preserve the most prospective lands on this emerging play.

The Company will remain disciplined in its spending to ensure the amount of capital spending will approximate cash flow to ensure financial flexibility is maintained and debt ratios are improved over time.  The Petroflow asset acquisition is estimated to provide an additional $12 million of cash flow during 2011 which allows expansion of the capital program for Hunton drilling and the capture of lands for the emerging Mississippian play.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2011, Equal adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010.  The financial statements for the three months ended March 31, 2011, including required comparative information, have been prepared in accordance with International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not affected the Company’s operations, strategic decisions and cash flow.  Further information on the IFRS changes are provided in Note 15 the in the Notes to the Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil and gas reserves;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgement of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil and gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil and gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal Shares
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal Shares per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q1 2011 FINANCIAL REPORT